As filed with the Securities and Exchange Commission on December 2, 2002
Commission File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN DENTAL PARTNERS, INC.
(Name of Subject Company (Issuer))

AMERICAN DENTAL PARTNERS, INC.
(Name of Filing Person (Offeror))

Options Under American Dental Partners, Inc.
Amended and Restated 1996 Stock Option Plan,
1996 Time Accelerated Restricted Stock Option Plan, and
Amended and Restated 1996 Directors Stock Option Plan
To Purchase Shares of Common Stock, $.01 Par Value,
Having an Exercise Price of $13.00 or More
(Title of Class of Securities)

025 353 103
(CUSIP Number of Class of Securities)
(Underlying Shares of Common Stock)

Breht T. Feigh
Vice President, Treasurer, and Chief Financial Officer
American Dental Partners, Inc.
201 Edgewater Drive, Suite 285
Wakefield, Massachusetts 01880
(781) 224-0880
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Gary A. Wadman, Esq.
Baker & Hostetler LLP
65 East State Street, Suite 2100
Columbus, Ohio 43215
(614) 228-1541

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$4,038,592	$371.55
*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 287,649 shares of common stock, $.01 par value, of American Dental Partners, Inc., having a weighted average exercise price of $14.04 per share will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.000092 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         Not applicable.
Form or Registration No.:        Not applicable.
Filing party:                              Not applicable.
Date filed:                                 Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated December 2, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)        The name of the issuer is American Dental Partners, Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 201 Edgewater Drive, Suite 285, Wakefield, Massachusetts 01880, telephone (781) 224-0880. The information set forth in the Offer to Exchange under “Information Concerning ADPI” is incorporated herein by reference.

(b)        This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options to purchase its shares of common stock, $.01 par value (the “Shares”), granted under the American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan (the “Employee Plan”), the American Dental Partners, Inc. 1996 Time Accelerated Restricted Stock Option Plan (the “TARSOP”), and the American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan (the “Director Plan”) that have an exercise price of $13.00 per Share or more and are held by employees of the Company or one of its subsidiaries or non-employee directors of the Company (the “Options”), for new options (the “New Options”) to purchase Shares to be granted under the Employee Plan, TARSOP, or Director Plan, as applicable, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibits (a)(1) and (a)(2), respectively. The number of Shares subject to the New Options will be equal to nine-tenths (0.9) of the number of Shares subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)        The information set forth in the Offer to Exchange under Section 7 (“Price Range of Shares Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)        The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A of the Offer to Exchange is incorporated herein by reference. The Company is the filing person.

Item 4. Terms of the Transaction.

(a)        The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3

(“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”), and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference. The description of the Shares contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 12, 1997 (file no. 000-23363) is incorporated herein by reference.

(b)        The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations, and Agreements.

(e)        The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The information set forth in Part III of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on March 27, 2002 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)        The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)        The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)        The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)        The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)        The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)        Not applicable.

Item 8. Interest in Securities of Subject Company.

(a)        The information set forth in Schedule B to the Offer to Exchange is incorporated herein by reference.

(b)        The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated, or Used.

(a)        Not applicable.

Item 10. Financial Statements.

(a)        The information set forth under the caption “Consolidated Financial Statements” on pages 28 through 50 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, which contains the Company’s audited financial statements, is incorporated herein by reference. The information set forth under the caption “Financial Statements” on pages two through 11 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, which contains the Company’s unaudited financial statements, is incorporated herein by reference.

(b)        Not applicable.

Item 11. Additional Information.

(a)(1)    The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(a)(2)    The information set forth in the Offer to Exchange under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(a)(3)    Not applicable.

(a)(4)    Not applicable.

(a)(5)    Not applicable.

(b)        Not applicable.

Item 12. Exhibits.

(a)(1)    Offer to Exchange dated December 2, 2002.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Memo to Eligible Option Holders.

(a)(4)    Form of Memo to Tendering Option Holders.

(a)(5)    American Dental Partners, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

(a)(6)    American Dental Partners, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002 and incorporated herein by reference.

(a)(7)    American Dental Partners, Inc. Quarterly Report on Form 10-Q for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Committee on August 13, 2002 and incorporated herein by reference.

(a)(8)    American Dental Partners, Inc. Quarterly Report on Form 10-Q for its fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 and incorporated herein by reference.

(b)        Not applicable.

(d)(1)    American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(e) to the Company’s Registration Statement on Form S-1, File No. 333-39981 and incorporated herein by reference.

(d)(2)    Amendment No. 1 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(dd) to Amendment No. 4 to the Company’s Registration Statement on Form S-1, File No. 333-39981 and incorporated herein by reference.

(d)(3)    Amendment No. 2 and No. 3 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference.

(d)(4)    Amendment No. 4 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference.

(d)(5)    Amendment No. 5 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 4(e) to the Company’s Registration Statement on Form S-8, File No. 333-98545 and incorporated herein by reference.

(d)(6)    Amendment No. 6 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 4(f) to the Company’s Registration Statement on Form S-8, File No. 333-98545 and incorporated herein by reference.

(d)(7)    Form of Option Agreement entered into by the Company and grantees pursuant to the American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan.

(d)(8)    American Dental Partners, Inc. 1996 Time Accelerated Restricted Stock Option Plan, as amended by Amendment No. 1. Filed as Exhibit 10(f) to the Company’s Registration Statement on Form S-1, File No. 333-39981 and incorporated herein by reference.

(d)(9)    Form of Option Agreement entered into by the Company and grantees pursuant to the American Dental Partners, Inc. 1996 Time Accelerated Restricted Stock Option Plan.

(d)(10)    American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan as amended by Amendment No. 1. Filed as Exhibit 10(h) to the Company’s Registration Statement on Form S-1, File No. 333-39881 and incorporated herein by reference.

(d)(11)    Amendment No. 2 and No. 3 to American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan. Filed as Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference.

(d)(12)    Amendment No. 4 to American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan. Filed as Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference.

(d)(13)    Amendment No. 5 to American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan. Filed as Exhibit 4(j) to the Company’s Registration Statement on Form S-8, File No. 333-98545 and incorporated herein by reference.

(d)(14)    Form of Option Agreement entered into by the Company and grantees pursuant to the American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan.

(g)        Not applicable.

(h)        Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete, and correct.

AMERICAN DENTAL PARTNERS, INC.

By /s/ Gregory A. Serrao
Gregory A. Serrao, Chairman,
President, and Chief Executive Officer

Date:    December 2, 2002